                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                           InterCel, Inc.


                          (Name of Issuer)

              Common Stock, par value $.01 per share


                   (Title of Class of Securities)

                           458 44L 108

                          (CUSIP Number)

       H. T. Arthur, II, Vice President and General Counsel
                         SCANA Corporation
                         1426 Main Street
                        Columbia, SC 29218
                          (803) 376-8547


      (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications)

                         February 7, 1996


   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement [X] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No   458 44L 108

1)     Names of Reporting Persons

       This Schedule 13D is being filed by a group deemed to have acquired common stock of the Issuer. The names and I.R.S.
       identification numbers of the reporting persons can be found on pages 3 and 4 of this Schedule.

       S.S. or I.R.S. Identification Nos. of Above Persons


2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)                                (a) /X/
                                                    (b) / /

3)     SEC Use Only


4)     Source of Funds (See Instructions)  00

5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                   / /



6) Citizenship or Place of Organization Both members of the group are South Carolina corporations



       Number of      (7)  Sole Voting Power  4,494,892 - See
       Shares Bene-        response to Item 5
       ficially

       Owned by       (8)  Shared Voting Power 0 - See response
                           to Item 5
       Each Report-
       ing Person     (9)  Sole Dispositive Power  4,494,892 -
                           See response to Item 5
       With
                      (10) Shared Dispositive Power  0 - See
                           response to Item 5


11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person 4,494,892 - See response to Item 5


12)     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)   X


13)     Percent of Class Represented by Amount in Row (11) 16.8%


14)     Type of Reporting Person (See Instructions)  00


2


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CUSIP No   458 44L 108

1)     Names of Reporting Persons: SCANA Corporation


       S.S. or I.R.S. Identification Nos. of Above Persons

                           57-0784499

2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)                                  (a) / /
                                                      (b) / /

3)     SEC Use Only


4)     Source of Funds (See Instructions)  00


5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                   / /


6)     Citizenship or Place of Organization  South Carolina


       Number of       (7)   Sole Voting Power  0 - See response
       Shares Bene-          to Item 5
       ficially

       Owned by        (8)   Shared Voting Power 4,494,892 - See
                             response to Item 5
       Each Report-
       ing Person      (9)   Sole Dispositive Power  0 - See
                             response to Item 5

       With            (10)  Shared Dispositive Power  4,494,892-
                             See response to Item 5


11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person 4,494,892 - See response to Item 5


12)    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)   X


13)    Percent of Class Represented by Amount in Row (11) 16.8%


14)    Type of Reporting Person (See Instructions)  HC; CO


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CUSIP No   458 44L 108

1)    Names of Reporting Persons: MPX Systems, Inc.

      S.S. or I.R.S. Identification Nos. of Above Persons

                        57-0784501

2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)                               (a) /X/
                                                  (b)

3)    SEC Use Only


4)    Source of Funds (See Instructions)  00


5)    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                   / /

6)    Citizenship or Place of Organization  South Carolina


      Number of      (7)   Sole Voting Power  0 - See response
                            to Item 5
      Shares Bene-
      ficially

      Owned by       (8)   Shared Voting Power 4,494,892 - See
                            response to Item 5
      Each Report-
      ing Person     (9)   Sole Dispositive Power  0 - See
                            response to Item 5

      With           (10)  Shared Dispositive Power  4,494,892 -
                            See response to Item 5

11)   Aggregate Amount Beneficially Owned by Each Reporting
      Person   4,494,892 - See response to Item 5


12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)   X


13)   Percent of Class Represented byAmount in Row (11) 16.8%


14)   Type of Reporting Person (See Instructions)  CO


4


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Item 1.   Security and Issuer.

     The issuer of securities to which this statement relates is InterCel, Inc., a Delaware corporation ("InterCel") having its principal executive offices located at 1239 O. G. Skinner Drive, West Point, Georgia 31833, and the title of such securities is common stock, par value $.01 per share (the "Common Stock").

Item 2.     Identity and Background.

     This Schedule 13D is being filed by a group (the "Group"), the members of which are SCANA Corporation, a South Carolina corporation ("SCANA"), and MPX Systems, Inc., a South Carolina corporation ("MPX") and a wholly owned subsidiary of SCANA.

     SCANA is an energy-based holding company which, through its subsidiaries, engages principally in electric and natural gas utility operations and other energy-related businesses. MPX is involved in telecommunications-related ventures providing fiber optic telecommunications, video conferencing and specialized mobile radio services in portions of the southeastern United States. The principal business and executive offices of SCANA are located at 1426 Main Street, Columbia, South Carolina 29218, and the principal business and executive offices of MPX are located at 440 Knox Abbot Drive, Cayce, South Carolina 29033.

     The executive officers of SCANA are Lawrence M. Gressette, Jr., Chairman of the Board and Chief Executive Officer; William
B. Timmerman, President; Bruce D. Kenyon, President and Chief Operating Officer - South Carolina Electric and Gas Company, a wholly owned subsidiary of SCANA ("SCE&G"); Asbury H. Gibbes, Group Executive - SCANA Gas Group; Cathy B. Novinger, Senior Vice President - Administration, Governmental and Public Affairs; Max Earwood, Vice Chairman - SCANA Gas Group; Kevin B. Marsh, Vice President -Finance, Chief Financial Officer and Controller; H. Thomas Arthur, II, Vice President, General Counsel and Assistant Secretary; and B. T. Zeigler, Vice President - SCANA and General Counsel -SCE&G. The principal occupation of the aforementioned officers of SCANA is to act as such officers and, in the case of certain of such officers, as officers of certain of the subsidiaries of SCANA. The business address of the aforementioned officers and SCE&G is the same as the address of the principal executive offices of SCANA.

     SCE&G is an electric and natural gas utility. The SCANA Gas Group is engaged in the businesses of (i) the purchase, transmission, distribution and sale at wholesale and retail of natural gas, (ii) acquiring, developing and operating oil and gas producing properties, (iii) marketing natural gas and light hydrocarbons and (iv) producing, storing, distributing and selling propane.


     The executive officers of MPX are Mr. Gressette, Chairman of the Board and Chief Executive Officer, Mr. Timmerman, President, Mr. Marsh, Chief Financial Officer, and Michael Blackwell, Executive Vice President and General Manager. The principal occupation of Mr. Blackwell is to act as the Executive Vice President and General Manager of MPX, and his business address is the same as the address of the principal executive offices of MPX. The directors of MPX are the same persons as the directors of SCANA.


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     The directors of SCANA in addition to Messrs. Gressette,
Timmerman and Kenyon, who are listed above as executive officers, are listed below along with their business addresses and principal occupations:

Name and Business Address                   Principal
                                           Occupation

Bill L. Amick                          Chairman of the Board and
Amick Farms, Inc.                      Chief Executive Officer of
Post Office Box 351                    Amick Farms, Inc.
Batesburg, South Carolina 29006        (vertically integrated
                                       broiler operations)

William B. Bookhart, Jr.               Partner of Bookhart Farms
Bookhart Farms                         (general farming business)
Post Office Box 140
Elloree, South Carolina 29047

William T. Cassels, Jr.                Chairman of the Board of
Southeastern Freight Lines, Inc.       Southeastern Freight Post
Office Box 1691                        Lines,  Inc.
Columbia, South Carolina 29202         (trucking business)

Hugh M. Chapman                        Chairman of NationsBank
NationsBank South                      South
Post Office Box 4499
Atlanta, Georgia 30302-4899

James B. Edwards, D.M.D.               President of the Medical
Medical University of South Carolina   Medical University of 171
Ashley Avenue                          South Carolina
Charleston, South Carolina 29425-1010

Elaine T. Freeman                      Executive Director of ETV
ETV Endowment of South Carolina, Inc.  Endowment of South 1029
Woodburn Road                          Carolina, Inc.
Spartanburg, South Carolina 29302      (non-profit organization)

Benjamin A. Hagood                     Chairman of the Board of
William M. Bird and Company, Inc.      William M. Bird and
Post Office Box 20040                  Company, Inc.
Charleston, South Carolina 29413       (wholesale distributor of
                                       floor covering materials)

W. Hayne Hipp                          President and Chief The
Liberty Corporation                    Executive Officerof The
Post Office Box 789                    Liberty Corporation
Greenville, South Carolina 29602       (insurance and broad-
                                       casting holding company)

F. Creighton McMaster                  President and Manager of
Winnsboro Petroleum Company            Winnsboro Petroleum
Drawer 449                             Company
Winnsboro, South Carolina  29180       (wholesale distributor of
                                       petroleum products)


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Henry Ponder, Ph.D.                    President of Fisk
Fisk University                        University
1000 17th Avenue North
Nashville, Tennessee 37208-3051

John B. Rhodes                         Chairman and Chief
Rhodes Oil Company, Inc.               Executive Officer of Post
Office Drawer 1545                     Rhodes Oil Company, Inc.
Walterboro, South Carolina 29488       (distributor of petroleum
                                       products)

E. Craig Wall, Jr.                     President of Canal Canal
Industries, Inc.                       Industries, Inc.
Post Office Box 260001                 (forest products industry
Conway, South Carolina 29526           company)

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the executive officers and directors of SCANA and MPX are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

     MPX acquired its shares of the Common Stock of InterCel on February 7, 1996 through a business combination consummated pursuant to a Business Combination Agreement dated as of August 23, 1995 (the "Business Combination Agreement") among InterCel, Powertel PCS Partners, L.P. ("Powertel"), the partners of Powertel and the stockholders of certain partners of Powertel. The following summary of certain provisions of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is an exhibit to this
Schedule 13D. Powertel was formed in October 1994 to pursue personal communication services ("PCS") licenses for certain major trading area ("MTA") markets. The partners of Powertel were InterCel (through InterCel PCS Services, Inc., a wholly owned subsidiary of InterCel); ITC Personal Communications, Inc., a wholly owned subsidiary of ITC Holding Company, Inc.; MPX; South Atlantic PCS Corporation, a corporation owned by South Atlantic Venture Fund II, Limited Partnership, South Atlantic Venture Fund III, Limited Partnership and certain other investors; NEIPCS Inc., a corporation owned by National Enterprises Inc. and certain other investors; CIV PCS Investment Corp., a wholly owned subsidiary of Centennial Fund IV, L.P.; Bessemer Venture Partners III, L.P., a limited partnership owned by Deer III and Co. and Bessemer Ventures, Inc.; and Southcoast PCS Partnership, Ltd., a limited partnership owned by Southcoast PCS Corporation and certain other investors (collectively, the "Powertel Partners"). On March 13, 1995, the Federal Communications Commission (the "FCC") announced its acceptance of Powertel's bids for, and Powertel at a later date acquired, PCS licenses for the Memphis, Tennessee/Jackson, Mississippi MTA, the Birmingham, Alabama MTA and the Jacksonville, Florida MTA.

7

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     Immediately prior to the business combination, MPX held a
40.2% partnership interest in Powertel. The Business Combination Agreement provided that certain Powertel Partners (other than InterCel) would exchange their partnership interests of Powertel and the stockholders of the other Powertel Partners would exchange the Common Stock of the corporations holding the partnership interests of Powertel for an aggregate of 9,686,410 shares of Common Stock. Pursuant to the Business Combination Agreement, at the closing of the business combination, Messrs. Gressette and Timmerman were elected to the board of directors of InterCel. The shares of Common Stock issued in the business combination were not registered under the Securities Act of 1933, as amended (the "Securities Act"), and were issued by InterCel in reliance upon an exemption under Section 4(2) of the Securities Act. The Business Combination Agreement provides certain "piggyback" registration rights to the Powertel Partners and the stockholders of the Powertel Partners receiving Common Stock in the business combination exercisable under certain circumstances during the period beginning one year and ending three years following August 23, 1995.

     In the Business Combination Agreement, Powertel, the Powertel Partners and the stockholders of certain Powertel Partners on the one hand, and InterCel on the other hand, have each covenanted to indemnify the other, under certain circumstances and subject to certain limitations, with respect to
(i) certain losses attributable to breaches of representations, warranties or agreements made in the Business Combination Agreement and (ii) certain losses incurred in connection with the sales of stock pursuant to the registration rights described above.
     The exchange ratio used in the business combination was based on the appraisals of the fair market value of Powertel and InterCel as of June 12, 1995 prepared by Bond & Pecaro, Inc. ("Bond & Pecaro"), a consulting firm specializing in the telecommunications industry. Fair market value was defined as the price in cash or cash equivalents that would be paid by a willing informed buyer to a willing informed seller, neither being under compulsion to act. Such appraisals stated that, as of June 12, 1995, the fair market value of Powertel was $152.0 million and the fair market value of InterCel was $140.0 million. Excluding InterCel's 13.4% interest in Powertel, Bond & Pecaro determined that the fair market value of the remaining interests in Powertel was $131.6 million and that accordingly, the fair market value of the combined entity was $271.6 million (the sum of the fair market value of InterCel and the adjusted fair market value of Powertel). The Powertel Partners' percentage ownership of the combined entity was therefore determined to be 48.5% ($131.6 million divided by $271.6 million), and InterCel's percentage ownership of the combined entity was determined to be 51.5%. As of the appraisal date, InterCel had 10,285,569 shares outstanding on a diluted basis (including outstanding unvested restricted shares and vested options to purchase shares, but excluding treasury and unvested options). Assuming that such 10,285,569 shares of Common Stock represent a 51.5% ownership interest of the combined entity, Bond & Pecaro determined that 9,686,410 shares of Common Stock would be issuable to the Powertel Partners (or, in certain cases, the stockholders thereof) in the business combination.

8

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     Set forth below is certain information concerning the
partnership interests in Powertel and the number of shares of Common Stock of InterCel issued in connection with such partnership interests pursuant to the business combination.

                          Powertel            Shares of
                          Partnership         InterCel
Powertel Partner           Interest         Common Stock
                                              Issued in
                                              Business
                                            Combination

InterCel                   13.4%              --- (a)

ITC Personal
Communications, Inc.(b)    20.9             2,338,671

MPX Systems, Inc.          40.2             4,494,892

South Atlantic PCS
Corporation(b)             13.4             1,498,298

NEIPCS Inc.(b)              5.9               657,924

CIV PCS Investment Corp.(b) 4.2               464,417

Bessemer Venture Partners
III, L.P.                   1.7               193,507

Southcoast PCS Partnership,
Ltd.                        0.3                38,701

       Total              100.0%            9,686,410

(a) No shares of Common Stock were issued with respect to the Powertel partnership interest held by InterCel.
(b) Shares of Common Stock were issued to the stockholder(s) of such Powertel Partner in exchange for all outstanding common stock of the Powertel Partner.

     MPX financed its partnership interest in Powertel through unsecured borrowings against its uncommitted lines of credit with Tokai Bank, Limited and Industrial Bank of Japan, Limited. Such borrowings had been repaid at February 7, 1996.

Item 4.     Purpose of Transaction.

     The Powertel business combination was effected in order to position InterCel become a leading provider of wireless telecommunications services in the Southeastern United States.



9

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     MPX and InterCel have entered into a Stock Purchase
Agreement dated as of March 4, 1996 (the "MPX Agreement") pursuant to which MPX agreed to acquire 100,000 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Convertible Preferred Stock"), of InterCel for $75 million. The following summary of certain provisions of the MPX Agreement does not purport to be complete and is qualified in its entirety by reference to the MPX Agreement, a copy of which is an exhibit to this Schedule 13D.

     The Series B Convertible Preferred Stock to be acquired by MPX from InterCel will (i) compose all of InterCel's preferred stock of that series, (ii) be convertible at the election of MPX at a conversion price (subject to adjustment for certain events resulting in dilution) of $16.50 per share of Common Stock (equivalent to the rate of 45.4545 shares of Common Stock for each share of Series B Convertible Preferred Stock) commencing on the fourth anniversary of its date of issue, (iii) be entitled to receive, when and if declared by the board of directors of InterCel, dividends in an amount per share equal to the dividends payable on the number of shares of Common Stock into which one share of Series B Convertible Preferred Stock is then convertible, (iv) have a preference upon liquidation of $750 per share and (v) be redeemable at the option of InterCel after the fifth anniversary of its date of issue for an aggregate redemption price of $750 per share plus declared and unpaid dividends. Except as otherwise provided by law, the Series B Convertible Preferred Stock will be non-voting except with respect to (i) the creation of any class or series of stock ranking prior to the Series B Convertible Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, (ii) the increase in the authorized or issued amount of Series B Convertible Preferred Stock or (iii) the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Certificate of Incorporation of InterCel which would affect any right, power or preference or voting power of Series B Convertible Preferred Stock (except in connection with the authorization or issuance of any series of preferred stock ranking on a parity with or junior to the Series B Convertible Preferred Stock).

     The MPX Agreement provides that MPX will have certain
"demand" and "piggyback" registration rights exercisable under certain circumstances after the Closing.

     The closing of the transactions contemplated by the MPX Agreement (the "Closing") is subject to the satisfaction of certain conditions precedent, including (i) the accuracy at Closing of certain representations and warranties of MPX and InterCel, (ii) the delivery of certain certificates and opinions of counsel, (iii) the approval by InterCel's stockholders of (a) amendments to InterCel's Certificate of Incorporation increasing the authorized Common Stock of InterCel to 55,000,000 shares and
(b) the convertibility of the Series B Convertible Preferred Stock to Common Stock, (iv) the approval by the FCC of the acquisition by InterCel of the Atlanta License (hereinafter defined) and (v) the closing of the transactions contemplated by the Ericsson Agreement and the Atlanta MTA Agreement (as such terms are hereinafter defined). The MPX Agreement may be terminated if the Closing shall not have occurred by September 30, 1996.


10

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     InterCel and MPX have each covenanted to indemnify the
other, under certain circumstances and subject to certain limitations, with respect to (i) certain losses attributable to breaches of representations, warranties or agreements made in the MPX Agreement and (ii) certain losses incurred in connection with the sales of stock pursuant to the registration rights described above.

     MPX has covenanted under the MPX Agreement that for a period of one year after the Closing, MPX shall not, without the prior written consent of InterCel, offer, pledge, sell or otherwise transfer or dispose of, any shares of the Series B Convertible Preferred Stock, other than pledges or grants of security interests to an unaffiliated bona fide pledgee or transfers to an affiliate of MPX.

     Pursuant to a Stock Purchase Agreement dated as of March 4, 1996 (the "Ericsson Agreement") between InterCel and Ericsson Inc. ("Ericsson"), the terms and conditions of which are substantially similar to those of the MPX Agreement, InterCel has agreed to issue to Ericsson 100,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), of InterCel for $75 million. The Series A Convertible Preferred Stock, upon issuance, will be substantially identical in all respects to the Series B Convertible Preferred Stock except that the Series A Convertible Preferred Stock will become convertible at the option of Ericsson on the second anniversary of its date of issue and the holders of the Series A Convertible Preferred Stock have the right to vote, as a single class with the holders of Common Stock (with each share of Series A Convertible Preferred Stock having the number of votes equal to the number of shares of Common Stock into which it is then convertible) on any merger or consolidation of InterCel, sale of all or substantially all of Intercel's assets, statutory share exchange or other extraordinary transaction.

     Pursuant to an Asset Purchase Agreement (the "Atlanta MTA Agreement") among GTE Mobilnet Incorporated ("GTE"), InterCel Atlanta Licenses, Inc., a wholly owned subsidiary of InterCel, and InterCel, InterCel has agreed to acquire from GTE the license granted by the FCC to provide PCS utilizing 1.8 Ghz in the Atlanta MTA (the "Atlanta License") for an aggregate consideration of approximately $195 million assuming that the closing is consummated on May 31, 1996 (for each day subsequent to May 31, 1996 until the closing, the interest portion of the purchase price will accrue at a rate of approximately $27,000 per day). The Ericsson Agreement and the MPX Agreement have been entered into by InterCel to provide a portion of the funds required to purchase the Atlanta License from GTE.

     SCANA expects to finance the purchase of the Series B
Convertible Preferred Stock through internally generated funds, the sales of additional equity securities and the incurrence of additional short-term and long-term indebtedness.

     Depending upon market conditions and various other factors that SCANA and MPX may deem material, they may in the future acquire additional shares of Common Stock or, after the shares of Series B Convertible Preferred Stock become convertible, convert the Series B Convertible Preferred Stock into shares of Common Stock. Depending upon the same factors, SCANA and MPX may decide to sell or otherwise dispose of part or all of the investment in InterCel.


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     Other than as indicated above, neither SCANA nor MPX has any present plans or proposals which relate to or would result in any of the following (although SCANA and MPX reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of InterCel, or the disposition of securities of InterCel; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving InterCel or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of InterCel or any of its subsidiaries; (iv) any change in the present board of directors or management of InterCel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on InterCel's board of directors; (v) any material change in the present capitalization or dividend policy of InterCel; (vi) any other material change in InterCel's business or corporate structure; (vii) change in InterCel's charter or bylaws or other actions which may impede the acquisition of control of InterCel by any person; (viii) causing a class of securities of InterCel to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of InterCel becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

     Of the persons identified in Item 2, only the Group, SCANA, MPX and Mr. Blackwell own, indirectly or directly, Common Stock. The Group owns 4,494,892 shares of Common Stock through its members. MPX owns of record 4,494,892 shares of Common Stock and SCANA owns indirectly all the shares of Common Stock owned of record by MPX. Mr. Blackwell owns 5,500 shares of Common Stock, 2,000 of which were purchased on February 1, 1996 at $16.50 per share and 1,000 of which were purchased on February 26, 1996 at $17.00 per share. SCANA and MPX disclaim beneficial ownership of any Common Stock owned by Mr. Blackwell. The Common Stock owned by the Group through its members, owned of record by MPX and owned indirectly by SCANA represents approximately 16.8% of the 26,823,694 shares of issued and outstanding Common Stock of InterCel as represented in the MPX Agreement dated as of March 4, 1996.

     The Group, through its members, has sole voting power and sole dispositive power with respect to the 4,494,892 shares of Common Stock owned of record by MPX. SCANA and MPX have shared voting power and shared dispositive power with respect to such shares. With respect to the Series B Convertible Preferred Stock noted under Item 4, the Group, through its members, will have the sole voting power and sole dispositive power, including the right to cause conversion of the Series B Convertible Preferred Stock into Common Stock. SCANA and MPX have shared voting power and shared dispositive power with respect to such shares, including the right to cause conversion of the Series B Convertible Preferred Stock into Common Stock.


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


     MPX owns approximately 6.7% of the common stock of ITC Holding Company, Inc. ("ITC Holding"), which owns approximately 7,337,711 shares or 27.5% of the Common Stock outstanding. MPX also owns approximately 16.1% of ITC Associates, a general partnership which owns approximately 20% of the common stock of ITC Holding. In addition, Mr. Blackwell is one of ten directors of ITC Holding. SCANA and MPX disclaim beneficial ownership of the shares of Common Stock owned by ITC Holding.

     Reference is made to Items 3 and 4 for information with respect to transactions in Common Stock that were effected during the past 60 days by SCANA and MPX.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the
            Issuer.

     There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of InterCel other than those disclosed in Items 3, 4 and 5.

Item 7.    Material to be Filed as Exhibits.

           Exhibit I.    Agreement pursuant to Rule 13d-1(f)
           Exhibit II.   Business Combination Agreement
           Exhibit III.  Amendment to Business Combination
                         Agreement
           Exhibit IV.   MPX Agreement

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


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 1996
(Date)

SCANA Corporation


By s/William B. Timmerman
(Signature)


William B. Timmerman, President

(Name/Title)


March 26, 1996
(Date)

MPX Systems, Inc.


By s/William B. Timmerman
(Signature)


William B. Timmerman, President
(Name/Title)


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